UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13107

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AUTONATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTONATION, INC.

200 SW 1st Ave

Fort Lauderdale, Florida 33301

AUTONATION

401(k) PLAN

FINANCIAL STATEMENTS

December 31, 2010 and 2009

AUTONATION

401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

AutoNation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 24, 2011
Fort Lauderdale, Florida
Certified Public Accountants

AUTONATION

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2010	2009
ASSETS
Cash and cash equivalents	$116,749,550	$321,184

Investments, at fair value (Note 3)	230,770,691	311,910,533

Receivables
Participant contributions	9,355	7,641
Participant loans	11,305,766	9,896,433

Total receivables	11,315,121	9,904,074

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	3,994,566

NET ASSETS AVAILABLE FOR BENEFITS	$358,835,362	$326,130,357

See accompanying notes to financial statements.

AUTONATION

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Additions to net assets attributed to:
Investment Income
Dividends	$5,490,839
Interest	569,201
Net appreciation in fair value of investments (Note 4)	46,845,676

52,905,716
Contributions
Participant	20,552,649
Participant Rollovers	957,672

Total Contributions	21,510,321

Other Income	109,065

Total Additions	74,525,102

Deductions from net assets attributed to:
Benefits paid to participants	(40,423,383)
Distributions due to loan defaults	(1,152,156)
Administrative expenses	(244,558)

Total Deductions	(41,820,097)

Net increase	32,705,005

Net assets available for benefits
Beginning of year	326,130,357

End of year	$358,835,362

See accompanying notes to financial statements.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

General

The following description of the AutoNation 401(k) Plan, as amended through December 31, 2010 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994, to provide benefits to all eligible employees of AutoNation, Inc. (“Plan Sponsor” or “the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

Eligibility

Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon their date of hire with the Company. However, prior to January 1, 2011, any employees employed by the Company after October 1, 2001, due to a business acquisition were not eligible to participate in the Plan until the first day of the month coincident with or following three months of service. Refer to Note 10 for additional information.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.

Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 30% of eligible compensation (increased to 50% effective January 1, 2011), as defined by the Plan. Participants may direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. Each eligible participant could contribute up to $16,500 in 2010, subject to other applicable IRC limitations. The Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $5,500 for the year ended December 31, 2010. Effective January 1, 2006 and continuing through December 31, 2010, the 401(k) contributions of Highly Compensated Employees were limited to 4% of eligible compensation as defined by the IRC. The Plan also allows for rollovers of vested contributions from participants’ previous employers’ qualified plans.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Prior to January 1, 2011, a participant became fully vested in the employer match immediately upon contribution. The employer match is invested in shares of the Company’s common stock. Prior to January 1, 2011, participants were not able to re-direct these contributions until they had completed three years of service with the Company and, as such, these investments are nonparticipant-directed. The Company suspended matching contributions effective January 1, 2009, and no matching contributions were made in 2009 and 2010. Additionally, the Company did not make any discretionary contributions in 2009 or 2010 as permitted by the Plan.

Effective January 1, 2011, the Plan was amended and restated. Under the terms of the amended and restated Plan, participants are eligible for employer matching contributions and may immediately re-direct employer matching contributions from the Company’s common stock to other investment funds. Employer matching contributions are also subject to a three year graded vesting period for newly hired employees. Refer to Note 10 for additional information.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

Participant Loans

The Plan was amended November 24, 2008, to permit participant loans effective December 1, 2008. Prior to this, the Plan accepted and continues to service loans transferred from the plans of acquired companies.

Participants may borrow from their plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. Participant loans are secured by the balance in their account and are made at an interest rate commensurate with prevailing rates as determined by the Plan Administrator. Interest rates on existing loans range from 5.25 to 10 percent with various maturity dates through 2023. Principal and interest on loans are repaid in substantially equal installments through payroll deductions. Participant loans are stated at their outstanding principal balances (accrued interest was immaterial at December 31, 2010 and 2009).

Investments

Merrill Lynch Trust Company (“the Trustee”) was the trustee of the Plan’s assets during the 2009 and 2010 Plan year. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee.

Change in Investments

Effective June 3, 2010, the Harbor International Fund replaced the Oakmark International Fund. In addition, effective July 30, 2010, the Plan commenced the transfer of the assets in the Merrill Lynch Retirement Preservation Trust to the Blended Money Fund, which was created to facilitate the replacement of the Merrill Lynch Retirement Preservation Trust with the FFI Premier Institutional Fund. These assets were transferred throughout the remainder of 2010, and as of December 31, 2010, all assets of the Blended Money Fund were invested in units of the FFI Premier Institutional Fund.

Transfer of Assets to Successor Trustee

As of January 1, 2011, Wells Fargo Bank, N.A. (“the Successor Trustee”) was appointed the trustee of the Plan. The Plan’s cash and investment assets were transferred to the Successor Trustee, of which $115,883,173 of assets were liquidated on December 31, 2010 and transferred in cash, and the remaining assets were transferred in-kind. The assets transferred in cash were reinvested in investment options offered by the Successor Trustee. The transfer of assets occurred in January 2011.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Concurrent with the change in trustee, Wells Fargo Institutional Retirement and Trust, a service group of Wells Fargo Bank, N.A., was appointed the service provider for the Plan to provide recordkeeping and other administrative services to the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.

Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59  1/2.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan held an indirect interest in such contracts through its investment in the Merrill Lynch Retirement Preservation Trust, a common collective trust fund, as of December 31, 2009. At December 31, 2009, the Plan Administrator did not believe that any events related to the Merrill Lynch Preservation Trust which would have limited the Plan’s ability to transact at contract value with participants were probable of occurring. At December 31, 2009, the Merrill Lynch Retirement Preservation Trust is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan’s investment in the Merrill Lynch Preservation Trust was fully transferred into other investments at contract value during 2010 (see “Change in Investments” in Note 1 above).

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The Plan records dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2010 and 2009, approximately 15% and 13% of the Plan’s net assets available for benefits were invested in AutoNation, Inc. common stock, respectively.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Adoption of New Accounting Standards

Fair Value Measurements

In January 2010, the FASB issued an accounting standard on fair value measurement disclosures. This standard requires additional disclosure of fair value activity including significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and separate presentation of items included in the reconciliation of Level 3 fair value measurements. This standard also provides guidelines in determining the appropriate level of disaggregation of assets and liabilities in fair value disclosures. Additionally, the standard requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 of the fair value hierarchy. This standard is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of disclosure requirements related to the reconciliation of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. Our adoption of the provisions of this accounting standard with respect to disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, disclosure of valuation techniques for Levels 2 and 3 fair value measurements, and the disaggregation of fair value disclosures, did not have a material impact on our financial statements. We do not expect the adoption of the provisions of this standard with respect to the reconciliation of Level 3 fair value measurements to have a material impact on our financial statements.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Participant Loans

In September 2010, the FASB issued an accounting standard on the reporting of participant loans for defined contribution pension plans. This standard requires that participant loans be classified as notes receivable from participants and segregated from plan investments in the statement of net assets available for benefits. This standard also specifies that participant loans should be measured at their unpaid principal balance plus any accrued but unpaid interest. This standard is to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The adoption of this standard did not have a material impact on our financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value, on a recurring basis, as of December 31, 2010 and 2009:

	December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$55,365,351	$—	$—	$55,365,351

Mutual Funds
Fixed Income Funds	50,626,307	—	—	50,626,307
Equity Funds - Small Cap	36,317,447	—	—	36,317,447
Equity Funds - Mid Cap	26,415,799	—	—	26,415,799
Equity Funds - Large Cap	18,665,878	—	—	18,665,878
International Equity Funds	43,379,909	—	—	43,379,909

Total Mutual Funds	175,405,340	—	—	175,405,340

Total Investments at Fair Value	$230,770,691	$—	$—	$230,770,691

In January 2011, as part of the transfer of assets to the Successor Trustee, $115,883,173 of cash and cash equivalents was reinvested in investment options offered by the Successor Trustee, of which $54,685,971 was invested in a stable value fund under a common collective trust, $43,154,330 was invested in an equity-large cap fund under a common collective trust, and $18,042,872 was invested in an equity-large blend mutual fund.

	December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Equity Securities
AutoNation, Inc. common stock	$43,173,808	$—	$—	$43,173,808

Mutual Funds
Fixed Income Funds	47,047,717	—	—	47,047,717
Equity Funds - Small Cap	31,613,854	—	—	31,613,854
Equity Funds - Mid Cap	22,503,433	—	—	22,503,433
Equity Funds - Large Cap	33,671,603	—	—	33,671,603
International Equity Funds	38,432,487	—	—	38,432,487

Total Mutual Funds	173,269,094	—	—	173,269,094

Common Collective Trusts
Equity Fund - Large Cap	—	40,399,608	—	40,399,608
Stable Value Fund	—	55,068,023	—	55,068,023

Total Common Collective Trusts	—	95,467,631	—	95,467,631

Total Investments at Fair Value	$216,442,902	$95,467,631	$—	$311,910,533

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

•

AutoNation, Inc. common stock: AutoNation, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (AN) is valued at its quoted market price at the daily close of the NYSE.

•	Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds.

Common collective trusts

•

Merrill Lynch Equity Index Trust XII: valued at the net asset value per unit as determined by the common collective trust as of the valuation date, which approximates fair value. The net asset value of the common collective trust is calculated daily and distributions from net investment income and net realized gains are retained by the trust. The trust seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (the Index). This Index is a means to measure the performance of a broad base of large U.S. corporations. The trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or “match” the performance of this Index, before expenses. The percentage of the trust’s interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary. As of December 31, 2009, the Plan’s investment in the Merrill Lynch Equity Index Trust XII did not have any unfunded commitments or redemption restrictions. As of December 31, 2010, the investment was liquidated in preparation for the change in Trustee.

•

Merrill Lynch Retirement Preservation Trust: the fair value of the Plan’s interest in the stable value common collective trust reflects the net asset value of the common collective trust, adjusted for the variance between the contract value and fair value of the underlying investments of the trust, as reported by the fund managers. The net asset value of the common collective trust is calculated daily and distributions from net investment income are declared daily and are reinvested in additional units. The trust sought to provide preservation of capital, liquidity, and current income at levels that were typically higher than those provided by money market funds. The trust invested primarily in a broadly diversified portfolio of guaranteed investment contracts and in high-quality money-market securities. As of December 31, 2009, the Plan’s investment in the Merrill Lynch Preservation Trust did not have any unfunded commitments or redemption restrictions (with the exception of a Plan-level restriction that required a phased withdrawal of funds in the event of a Plan-level determination to withdraw funds from the trust). The Plan’s investment in the Merrill Lynch Preservation Trust was fully transferred into other investments at contract value during 2010 (see “Change in Investments” in Note 1 above).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 4 - INVESTMENTS

The following presents investments stated at fair value that represent 5 percent or more of the Plan’s net assets. As discussed in Note 1, certain investments were liquidated as of December 31, 2010 in preparation for the change in Trustee.

	2010		2009
AutoNation, Inc. Common Stock, 1,963,310 and 2,254,507 shares, respectively	$55,365,351	*	$43,173,808	*

PIMCO Total Return Fund, 3,783,027, and 3,602,850 shares, respectively	41,045,841		38,910,781

American Century Small Cap Value Fund Institutional Class, 3,771,362 and 4,079,999 shares, respectively	34,093,114		29,947,196

Harbor International Fund, 527,296 and 0 shares, respectively	31,722,138		—

Munder MidCap Core Growth Fund Class Y, 703,858 and 763,105 shares, respectively	20,024,772		17,307,228

Van Kampen Growth & Income Fund Class I, 970,664 and 982,833 shares, respectively	18,665,878		16,993,188

Merrill Lynch Retirement Preservation Trust, 0 and 59,062,589 shares, respectively	—		55,068,023

Merrill Lynch Equity Index Trust Fund XII, 0 and 2,891,883 shares, respectively	—		40,399,608

Oakmark International Fund, 0 and 1,685,944 shares, respectively	—		28,391,297

Turner Core Growth Fund II, 0 and 1,591,452 shares, respectively	—		16,678,414

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer matching contributions will be invested only in shares of the Company’s common stock. Prior to January 1, 2011, employer matching contributions were not subject to participants’ investment direction until the participant had completed three years of service with the Company (see “Amendment and Restatement of the Plan” in Note 10 below). The portion of the Plan’s investment in shares of the Company’s common stock that was not subject to participant investment direction is detailed in Note 5. There were no employer matching contributions in 2009 or 2010 as the Company suspended matching contributions during the 2009 and 2010 Plan years.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

During 2010, the Plan’s investments (including gains and losses on investments bought, sold, or held during the year) appreciated in value as follows:

2010
AutoNation, Inc. common stock	$18,097,688
Mutual funds	22,969,121
Common collective trusts	5,778,867

$46,845,676

NOTE 5 - NONPARTICIPANT-DIRECTED ASSETS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2010	2009
Net assets
AutoNation, Inc. common stock	$49,204,432	$38,699,889

2010
Changes in net assets
Net appreciation	$17,288,244
Benefits paid to participants	(4,980,135)
Transfers to participant-directed investment	(1,803,566)

$10,504,543

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$358,835,362	$326,130,357
Amounts allocated to withdrawing participants	(865,581)	—

Net assets available for benefits per the Form 5500	$357,969,781	$326,130,357

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2010, to the Form 5500:

2010
Net increase in net assets available for benefits per the financial statements	$32,705,005
Net change in amounts allocated to withdrawing participants	(865,581)

Net increase in net assets available for benefits per the Form 5500	$31,839,424

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The following transactions represent party-in-interest transactions to the Plan.

•

Common Collective Trusts: These investments are managed by Merrill Lynch Asset Management Company, an affiliate to the Trustee. The value of these investments included in net assets available for benefits was $99,462,197 as of December 31, 2009, which included an adjustment from fair value to contract value for fully benefit-responsive contracts of $3,994,566. These investments were liquidated as of December 31, 2010 in preparation for the change in Trustee.

•	AutoNation, Inc. Common Stock: The fair value of investments in the Company’s common stock was $55,365,351 as of December 31, 2010 and $43,173,808 as of December 31, 2009.

•

Participant Loans: The Plan accepts and services loans to plan participants as described in Note 1. The participant loans balance (including accrued interest) was $11,305,766 as of December 31, 2010 and $9,896,433 as of December 31, 2009.

•

Administrative fees: Certain administrative fees were paid by the Plan to the Trustee. These fees were $244,558 for the plan year ended December 31, 2010. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 8 - INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.

In 2011, the Plan submitted an application to the IRS for a new determination letter with respect to the qualified status of the Plan. See Note 10, Subsequent Events, for more information.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 9 - PLAN AMENDMENTS

Effective January 1, 2010, the Plan was amended to reflect certain provisions of the Pension Protection Act of 2006 with regard to hardship withdrawals, expanding distributions to certain military personnel, allowing rollover distributions for non-spouse beneficiaries, and the determination of income or loss allocable to excess contributions, excess aggregate contributions, and excess deferrals.

NOTE 10 - SUBSEQUENT EVENTS

We have evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2010.

Amendment and Restatement of the Plan

Effective January 1, 2011, the Plan was amended and restated to include additional information regarding the administration of the Plan and reflect certain changes to the Plan including increasing the allowable deferral rate for participants, permitting participants to immediately re-direct employer matching contributions from the Company’s common stock to other investment funds, permitting employees employed due to a business acquisition to be eligible to participate in the Plan immediately upon their date of hire with the Company, and providing a vesting period for newly hired employees. The new Plan documents have been submitted to the IRS for application for a new determination letter with respect to the qualified status of the Plan. Although the Plan has not yet received the determination letter from the IRS, the Plan Administrator believes that the amended and restated Plan is designed and operating in compliance with the applicable requirements of the IRC, and remains qualified.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Contributions and Funding Policy

Effective January 1, 2011, the Plan was amended to increase the allowable deferral rate for participants from 30% of eligible compensation to 50%. The allowable deferral rate for Highly Compensated Employees, as defined by the IRC, was also increased from 4% of eligible compensation to 5%. The allowable deferral rates are subject to applicable IRC limitations.

Employer Matching Contribution

Effective January 1, 2011, the Plan was amended to allow for changes in matching contributions as determined by the AutoNation Employee Benefits Committee. Beginning January 1, 2011, the Company makes an employer matching contribution of $.50 for each $1 of employee contributions up to 1% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. The employer match is invested in shares of the Company’s common stock.

Effective January 1, 2011, the Plan was also amended to include matching contributions subject to a three year graded vesting period from the participant’s hire date for participants hired on or after January 1, 2011. In addition, the Plan was amended to remove the requirement that participants complete three years of service to transfer the matching contribution from the Company’s common stock to alternative participant-directed investments.

Eligibility for Employees Employed Due to a Business Acquisition

Effective January 1, 2011, the Plan was amended to allow employees who become employed due to a business acquisition to be eligible for participation in the Plan immediately upon their date of hire with the Company.

Change in Plan Trustee and Investments

As of January 1, 2011, Wells Fargo Bank, N.A. (“the Successor Trustee”) was appointed the trustee of the Plan. All of the Plan’s assets were transferred to the Successor Trustee, of which $115,883,173 of assets were liquidated on December 31, 2010, and transferred in cash, and the remaining assets were transferred in-kind. The assets transferred in cash were reinvested in the following investment options offered by the Successor Trustee:

•	The investment balance in the Merrill Lynch Equity Index Trust was transferred to the Wells Fargo S&P 500 Index Fund N2.

•	The investment balance in the Turner Core Growth Fund II was transferred to the T. Rowe Price Blue Chip Growth Fund.

•	The investment balance in the Blended Money Fund was transferred to the Wells Fargo Stable Return Fund N2.

The transfer of assets to the Successor Trustee initiated a “blackout period” beginning on December 28, 2010, and continuing through January 10, 2011. During this period, participants were unable to engage in certain transactions including applying for loans, withdrawals, distributions, contribution rate changes, changes to investment allocations for contributions, and investment exchanges for existing balances. As required by law, participants were notified of the blackout period and restrictions of certain transactions in advance.

Concurrent with the change in trustee, Wells Fargo Institutional Retirement and Trust, a service group of Wells Fargo Bank, N.A., was appointed the service provider for the Plan to provide recordkeeping and other administrative services to the Plan.

SUPPLEMENTARY SCHEDULE

AUTONATION

401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Name of Plan Sponsor: AutoNation, Inc.

Employer Identification Number: 73-1105145

Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AutoNation, Inc.	Common stock (1,963,310 shares)	$ 27,433,034	$55,365,351

	PIMCO Total Return Fund	Registered investment company (3,783,027 shares)	**	41,045,841

	American Century Small Cap Value Fund Institutional Class	Registered investment company (3,771,362 shares)	**	34,093,114

	Harbor International Fund	Registered investment company (527,296 shares)	**	31,722,138

	Munder MidCap Core Growth Fund Class Y	Registered investment company (703,858 shares)	**	20,024,772

	Van Kampen Growth & Income Fund Class I	Registered investment company (970,664 shares)	**	18,665,878

	American EuroPacific Fund	Registered investment company (286,573 shares)	**	11,657,771

	PIMCO Real Return Fund	Registered investment company (843,351 shares)	**	9,580,466

	Columbia Mid Cap Value Fund	Registered investment company (474,816 shares)	**	6,391,027

	Alger Small Cap Growth Institutional Fund	Registered investment company (79,897 shares)	**	2,224,333

*	Participant loans	Interest rates from 5.25% to 10% and maturity dates through 2023	—	11,305,766

	Total			$242,076,457

*	Represents a party–in-interest to the Plan
**	Cost information not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date: June 27, 2011	By:	/s/ Michael J. Stephan
	Title:	Vice President, Corporate Controller, AutoNation, Inc.